UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
OPENWAVE SYSTEMS INC.
(Name of Subject Company (Issuer))
OREO ACQUISITION CO., LLC
Harbinger Capital Partners Master Fund I, Ltd. and
Harbinger Capital Partners Special Situations Fund, L.P.
(Names of Filing Persons (Offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
683718308
(CUSIP Number of Class of Securities)
William R. Lucas, Jr.
Senior Vice President and General Counsel
Harbinger Capital Partners Master Fund I, Ltd.
One Riverchase Parkway South
Birmingham, AL 35244
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
M. Douglas Dunn, Esq.
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$335,233,348	$10,291.66

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is calculated by multiplying (x) 40,389,560 Shares (as defined below) of Openwave Systems Inc., by (y) the tender offer price of $8.30 per Share net to the seller in cash (subject to proration as described in the Offer to Purchase).

**	The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1. through 9., and Item 11
Item 10. Financial Statements
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1: OFFER TO PURCHASE
EX-99.A.2: FORM OF LETTER OF TRANSMITTAL
EX-99.A.3: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.4: LETTER TO BROKERS
EX-99.A.5: LETTER TO CLIENTS
EX-99.A.6: GUIDELINES FOR CERTIFICATION
EX-99.A.7: FORM OF SUMMARY ADVERTISEMENT
EX-99.D.1: AGREEMENT AND PLAN OF MERGER
EX-99.D.2: AGREEMENT, DATED 5/22/2007

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Oreo Acquisition Co., LLC, a Delaware limited liability company (“Purchaser”), Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Harbinger Master Fund”) and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Harbinger Special Situations Fund” and together with Purchaser, the Harbinger Master Fund, and their affiliates, “Harbinger”), for the sole purpose of purchasing 40,389,560 of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) of Openwave Systems Inc. (“Openwave”) and the associated rights issued under the Poison Pill (defined in the Offer to Purchase) to purchase certain shares of Openwave preferred stock (the “Poison Pill Rights” and, together with the Common Stock, the “Shares”) (which, together with other Shares held by Harbinger, represent approximately 62% of the total outstanding Shares) at a price of $8.30 per Share, net to the seller in cash, without interest thereon, subject to proration and the other terms and conditions set forth in the Offer to Purchase, dated Tuesday, May 22, 2007 (including any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (including any amendments or supplements thereto, the “Letter of Transmittal”).
Items 1. through 9., and Item 11.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively is incorporated by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.
Item 10. Financial Statements.
     Not applicable.
Item 12. Exhibits.

(a)(1)	Offer to Purchase, dated Tuesday, May 22, 2007.*

(a)(2)	Form of Letter of Transmittal. *

(a)(3)	Form of Notice of Guaranteed Delivery. *

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(7)	Form of Summary Advertisement as published on Tuesday, May 22, 2007 in The Wall Street Journal.

(d)(1)	Agreement and Plan of Merger, dated May 21, 2007, by and among Oreo Acquisition Co., LLC, BridgePort Networks, Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail.

(d)(2)	Agreement, dated May 21, 2007, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail.

*	Included in mailing to stockholders.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OREO ACQUISITION CO., LLC

By:	/s/ William R. Lucas

Name:	William R. Lucas
Title:	Senior Vice President

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By:	/s/ William R. Lucas

Name:	William R. Lucas
Title:	Senior Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC — New York, Inc., Managing Member

By:	/s/ William R. Lucas

Name:	William R. Lucas
Title:	Senior Vice President

INDEX TO EXHIBITS

(a)(1)	Offer to Purchase, dated Tuesday, May 22, 2007.*

(a)(2)	Form of Letter of Transmittal. *

(a)(3)	Form of Notice of Guaranteed Delivery. *

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(7)	Form of Summary Advertisement as published on Tuesday, May 22, 2007 in The Wall Street Journal.

(d)(1)	Agreement and Plan of Merger, dated May 21, 2007, by and among Oreo Acquisition Co., LLC, BridgePort Networks, Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail.

(d)(2)	Agreement, dated May 21, 2007, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail.

*	Included in mailing to stockholders.

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